SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1


                                (Amendment No. 4)


                             Tender Offer Statement
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                                   ADT Limited
                               (Name of Subject Company)

                                Western Resources, Inc.
                                  Westar Capital, Inc.
                                       (Bidders)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                     000915108
                      (CUSIP Number of Class of Securities)

                                   John K. Rosenberg
                     Executive Vice President and General Counsel
                                Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                              Phone: (913) 575-6300

                     (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications
                                  on Behalf of Bidders)




                                        Copy to:

                                    Neil T. Anderson
                                   Sullivan & Cromwell
                                    125 Broad Street
                                 New York, New York 10004
                                     (212) 558-4000






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This  Amendment  No.4  amends and  supplements  the Tender  Offer  Statement  on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(4)   Press release/employee update issued on April 4, 1997


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       April 7, 1997                       By   /s/ JERRY D. COURINGTON
     -----------------------                      -------------------------
                                                    Jerry D. Courington,
                                                         Controller



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                                INDEX TO EXHIBITS


                                                                    Sequentially
                                                                     Numbered
Exhibit No.                     Description                           Pages

(a)(4)                     Press release/employee update                1
                             issued on April 4, 1997




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                                                            Exhibit No. (a)(4)

The following press release/employee update was issued on April 4, 1997:

                           WESTERN RESOURCES ANNOUNCES
                          NEW SHAREOWNER MEETING DATES

         TOPEKA, Kansas, April 4, 1997 -- Western Resources today announced that its Annual Meeting of Shareowners has been scheduled for May 29, 1997, Topeka. Shareowners of record on April 18 will be entitled to attend and vote at the annual meeting.
        Western Resources also announced a special meeting of its shareowners on June 17, 1997, to consider its proposal to issue Western Resources common shares in connection with its offer to acquire ADT Limited, the nation's largest monitored security company.



        Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary, Westar Security, also is the nation's third-largest monitored security provider, operating in 46 states in the U.S. Through its other unregulated subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S. and offshore.

        For  more  information   about  Western   Resources  and  its  operating
     companies, visit us on the Internet at http://www.wstnres.com.


This press release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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